UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-216725

ARD Finance S.A.

(Exact name of registrant as specified in its charter)

56, rue Charles Martel

L‑2134 Luxembourg, Luxembourg

+352 26 25 85 55

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.125% / 7.875% Senior Secured Toggle Notes due 2023

6.625% / 7.375% Senior Secured Toggle Notes due 2023

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. ARD Finance S.A. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in April 2017 upon the effectiveness of its registration statement on Form F-4 described in Item 2 below and filed its first Annual Report on Form 20-F on March 16, 2018.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or 15(d) and corresponding rules of the Securities and Exchange Commission (the “Commission”) for the 12 months preceding the filing of this Form 15F and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Commencing on April 13, 2017, when the registration statement on Form F-4 originally filed with the Commission on March 15, 2017 became effective (File No. 333-216725), the Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), in an offer to exchange up to $770,000,000 aggregate principal amount of the Company’s unregistered 7.125% / 7.875% Senior Secured Toggle Notes due 2023 and up to €845,000,000 aggregate principal amount of the Company’s unregistered 6.625% / 7.375% Senior Secured Toggle Notes due 2023, each previously issued in a private placement pursuant to Rule 144A and Regulation S under the Securities Act, for a like principal amount of the Company’s registered 7.125% / 7.875% Senior Secured Toggle Notes due 2023 (the “Dollar Notes”) and the Company’s registered 6.625% / 7.375% Senior Secured Toggle Notes due 2023 (the “Euro Notes” and, together with the Dollar Notes, the “Notes”), respectively, each registered under the Securities Act. The Company redeemed in full the outstanding Notes on November 21, 2019, and the Notes are no longer outstanding.

Item 3. Foreign Listing and Primary Trading Market

Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The Company redeemed in full the outstanding Notes on November 21, 2019, and the Notes are no longer outstanding.  Accordingly, as of January 10, 2020, there were 0 record holders of Notes on a worldwide basis.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act on January 10, 2020.   The notice is attached as an exhibit hereto.

B. The notice was disseminated in the United States through PR Newswire, a news wire service. In addition, this release was posted on http://www.ardholdings-sa.com/.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Exhibit 99.1.Press Release, dated January 10, 2020, regarding public notice to investors disclosing the Company’s intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ARD Finance S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, ARD Finance S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated: January 10, 2020	By:	/s/ DAVID MATTHEWS

	Name:	David Matthews

	Title:	Chief Financial Officer